Exhibit 4.1

AMENDMENT NO. 1 TO THE AMENDED AND RESTATED RIGHTS AGREEMENT

This Amendment No. 1 (this “Amendment”) to the Amended and Restated Rights Agreement dated as of  July 31, 2008 (the “Rights Agreement”) between Synthetech, Inc., an Oregon corporation (the “Company”), and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”) is made as of September 13, 2010.

WITNESSETH:

WHEREAS, on or about September 13, 2010, the Company proposes to enter into that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, W. R. Grace & Co.-Conn., a Connecticut corporation (“Parent”), and Mallard Acquisition Corp., a Delaware corporation;

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) believes that it is in the best interests of the Company and its shareholders that the transactions contemplated by the Merger Agreement be consummated on the terms set forth therein;

WHEREAS, in connection with the Merger Agreement, certain stockholders of the Company shall enter into voting agreements related to the Merger Agreement and other transactions contemplated thereby (“Voting Agreements”).

WHEREAS, the Board of Directors desires to amend the Rights Agreement such that the execution of the Merger Agreement and Voting Agreements and the consummation of the transactions contemplated thereby will not cause Parent or its Affiliates or Associates to become an Acquiring Person;

WHEREAS, Section 27 of the Rights Agreement provides that at any time prior to the time any Person becomes an Acquiring Person, the Company may supplement or amend the Rights Agreement without approval of any holders of the Rights to make provisions with respect to the Rights Agreement which the Company may deem necessary or desirable; and

WHEREAS, capitalized terms used but not defined herein have the meanings assigned to such terms in the Rights Agreement.

NOW, THEREFORE, in consideration of the recitals (which are deemed to be a part of this Amendment) and agreements contained herein, the parties hereto agree to amend the Rights Agreement as follows:

1.           The definition of “Acquiring Person” in Section 1 of the Rights Agreement is hereby amended and restated to read, from and after the date hereof, in its entirety as set forth below:

“Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Common Stock of the Company then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or any Subsidiary of the Company, (iv) any entity holding Common Shares for or pursuant to the terms of any such plan or (v) W. R. Grace & Co.-Conn., a Connecticut corporation (“Parent”) or Mallard Acquisition Corp., a Delaware corporation (“Merger Sub”), but only as a result of the execution and delivery of, and the consummation of the transactions contemplated by, the Merger Agreement, dated as of September 13, 2010, by and among the Company, Parent, and Merger Sub or any amendment thereto (the “Merger Agreement”) or the Voting Agreements and any amendments to such Voting Agreements.  Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the outstanding shares of Common Stock of the Company; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the outstanding shares of Common Stock of the Company by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional shares of Common Stock of the Company, then such Person shall be deemed to be an “Acquiring Person.”  Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of share of Common Stock so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement.

2.           Notwithstanding Section 7(a) of the Rights Agreement, the Rights Agreement shall terminate and the Rights shall expire at the Effective Time, as defined in the Merger Agreement and such time shall be deemed the Final Expiration Date under the Rights Agreement.  The Company shall give the Rights Agent reasonable advance written notice of the Effective Time.

3.           Except as expressly amended hereby, the Rights Agreement remains in full force and effect.

4.           This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  A signature to this Amendment transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

5.           This Amendment shall be governed and construed in accordance with the laws of the State of Oregon, except that the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts applicable to contracts to be made and performed entirely within such Commonwealth.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

SYNTHETECH, INC.

By:           /s/ Gary Weber
Name:      Gary Weber
Title:        Senior Vice President and
  Chief Financial Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:           /s/ Kelli Gwinn
Name:     Kellie Gwinn
Title:       Vice President